UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SINO FORTUNE HOLDING CORPORATION

(Exact Name of Registrant as Specified in its Charter)

333-201037

(Commission File Number)

NEVADA	32-2507568
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

17A&B, China Merchants Tower, Wanchai Road,

Shekou, Nanshan, Shenzhen 518000, China

(Address of Principal Executive Offices)

+86 15601666822

(Registrant’s Telephone Number)

SINO FORTUNE HOLDING CORPORATION

17A&B, China Merchants Tower, Wanchai Road,

Shekou, Nanshan, Shenzhen 518000, China

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

INTRODUCTION

This Information Statement is being furnished on or about September 14, 2016 to all of the stockholders of record at the close of business on September 9, 2016 of the common stock, par value $0.001 per share, of Sino Fortune Holding Corporation (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. This Information Statement is being mailed on or about September 14, 2016. You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

DESCRIPTION OF THE CHANGE IN CONTROL

The Board of Directors of the Company is furnishing this Information Statement in connection with share exchange agreement entered into on May 13, 2016 (the “Share Exchange Agreement”) and the amendment to the share exchange agreement dated September 14, 2016 (the “Amendment”) by and among the Company, Benefactum Alliance Holdings Company Limited, a British Virgin Islands company (“Benefactum”) and all the shareholders of Benefactum Alliance Holdings Company Limited (the “Benefactum Shareholders”). Pursuant to the Share Exchange Agreement and the Amendment, the Company will acquire all of the issued and outstanding capital stock of Benefactum from the Benefactum Shareholders in exchange for 337,500,000 restricted shares of the Company’s common stock, par value $0.001 (the “Reverse Merger”).

Subject to closing conditions and satisfactory due diligence, the Reverse Merger is expected to close on or before September 30, 2016 (the “Closing”). As a result of the transactions contemplated by the Share Exchange Agreement and the Amendment (such transactions, the “Share Exchange”), Benefactum will become a wholly-owned subsidiary of the Company and the Benefactum Shareholders will hold 337,500,000 shares of the Company’s common stock, which will amount to approximately 98.41% of the Company’s issued and outstanding shares post Reverse Merger.

Section 6.4 of the Share Exchange Agreement contemplates the resignation of the Company’s present Chief Executive Officer, Chief Financial Officer and sole director, Mr. Jing Xie from his director and officer positions and concurrently, the appointment of Mr. Bodang Liu as the Company’s new Chief Executive Officer, and sole director of the Company and Ms. Wei Zheng as the Company’s new Chief Financial Officer on Closing. The resignation of Mr. Xie and the appointment of Mr. Liu and Ms. Zheng will take place on the later of the Closing or ten (10) days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder.

VOTING SECURITIES

As of the date of this Information Statement, the authorized capital of the Company consists of 2,990,000,000 shares of common stock, par value $0.001 of which 5,460,00 shares of common stock are issued and outstanding and 10,000,000 shares of preferred stock, par value $0.001, of which none are issued and outstanding.

In connection with the Share Exchange, the Company will issue 337,500,000 restricted shares of its common stock, par value $0.001.

Each share of the Company’s common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current director and officers and those individuals who will be appointed directors and officers following the resignation of Mr. Xie. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by the Company prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of this director.

Name	Age	Position
Jing Xie	35	Chief Executive Officer, Chief Financial Officer and Director
Yang Chin Leong	62	Secretary

Jing Xie – Chief Executive Officer, Chief Financial Officer and Director

Mr. Jing has more than 10 years’ experience in IT positions in large corporations including Jardine One Solution Co., Ltd, UBS Corporate Management (Shanghai) Co. Ltd and IFG Research (Shanghai) Investment Management Consulting Co., Ltd Mr. Xie has served as the CEO of IFG Research (Shanghai) Investment Management Consulting Co., Ltd, an investment advisory services and financial research company, since December 2015. As CEO, Mr. Xie is responsible for the company’s overall management, strategic planning and development, and formulation of the company’s policies and business strategy. From January 2012 to December 2015, Mr. Xie was an analyst with UBS Corporate Management (Shanghai) Co. Ltd, one of the members under UBS Group, where he was responsible for all IT construction projects of new UBS branches in East China area, which included network construction, office infrastructure, hardware and software setup, and other IT support services. From 2007 to 2012, Mr. Xie served as an analyst with Jardine One Solution Co., Ltd, where he was responsible for the local integrated IT services and projects in Shanghai. Mr. Xie graduated from the East China University of Science and Technology with a Bachelor degree of Business Administration. Mr. Xie has also obtained a master degree of Financial Software Engineering from the Northwestern Polytechnical University, with major in the field of financial information management, electronic commerce, project management and software engineering.

Chin Leong Yang – Secretary

Mr. Yang has been Chief Financial Officer and Treasurer of Asia Pacific Boiler Corporation since November 22, 2012. Mr. Yang served as Secretary of Asia Pacific Boiler Corporation from November 22, 2012 until March 2014 and has been its director since March 2014. In addition, Mr. Yang has been serving as Chief Financial Officer of G Capital Limited since 2012. He was a financial consultant to LaserSaver Pte Ltd from 2003 to 2011. Mr. Yang has extensive knowledge of accounting rules and regulations, corporate governance, internal control and has experience in the financial management of large corporations and public companies. Mr. Yang graduated from University of Otago, New Zealand and was admitted into New Zealand Society of Accountants in 1981 as an Associate Chartered Accountant.

Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Directors and Executive Officers following Mr. Xie’s Resignation:

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company following Mr. Jing’s resignation:

Name	Age	Position
Bodang Liu	37	Chief Executive Officer and Sole Director
Wei Zheng	35	Chief Financial Officer

Bodang Liu – Chief Executive Officer and Director

Mr. Liu has been the Chairman of the Board of Qingdao Peninsula Harbor Holding Group Co., Ltd since March 2013. He also has been serving as the Executive Director of Benefactum Alliance Business Consultant (Beijing) Co., Ltd since September 2013. In addition, Mr. Liu has been Executive Director and General Manager of Benefactum Alliance (Shenzhen) Investment Consulting Company Limited since 2016.

Mr. Liu took business management courses at Tsinghua University in October 2010. He also attended Cheung Kong Graduate School of Business from August 2011 to December 2011, focusing on executive management studies. In addition, Mr. Liu took courses in financing and secured transaction at Renmin University of China in March 2013 and received a course-completion certificate. To further his studies in management, Mr. Liu took Executive Master of Business Administration courses in international finance at Beijing University of Posts and Telecommunications from July 2016 to August 2016.

Wei Zheng – Chief Financial Officer

Ms. Zheng is a senior accounting and financial manager with more than 10 years of progressive experience in finance and operations management. Ms. Zheng was appointed as the Chief Financial Officer of Benefactum Alliance Business Consultant (Beijing) Co., Ltd in September 2016. She served as the Finance Manager of CWT Commodities (Shanghai) Co., Ltd from March 2015 to August 2016. In addition, Ms. Zheng worked as the Accounting Manager of Hyundai Heavy Industries (China) Investment Co., Ltd from July 2011 to January 2015. She also served as the Company Consultant of Xieli Management Consulting (Shenzhen) Co., Ltd from June 2010 to July 2011. Ms. Zheng’s professional experience also includes serving as the Chief Accountant of Shanghai Sunway Co., Ltd from April 2008 to June 2010. From February 2005 to April 2008, Ms. Zheng was an accountant at New Chen Yi (Shanghai) Industrial Development Co., Ltd.

Ms. Zheng received her Bachelor degree in Accounting from Harbin University of Commerce in 2005. Ms. Zheng is a member of the Chinese Institute of Certificated Public Accountants (CPA).

Family Relationships

There are no family relationships between the Company and any of our current and proposed directors or executive officers.

Legal Proceedings Involving Directors and Executive Officers

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1)	A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)	Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)	Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)	Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)	Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)	Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)	Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CONMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

Mr. Xie and Mr. Yang currently receive no compensation for their services.

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2015. Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Slav Serghei, President, Treasurer and Secretary	April 18, 2014 December 31, 2015	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Because the Company has had no material business operations and had only one director and executive officer since its inception until recently when the Company appointed Mr. Yang as Secretary, the Company has not established a standing audit, nominating or compensation committee or committees. As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

During the fiscal year ended December 31, 2015, the Company’s sole director executed 3 unanimous written consents without an actual meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by stockholders. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances are considered temporary in nature and have not been formalized by a promissory note.

During the period from April 18, 2014 (Inception) to October 31, 2015, our previous sole director and officer loaned to the Company $10,450. The loan was unsecured, non-interest bearing and due on demand. The balance due to him was $13,800 as of February 23, 2016, $13,800 as of December 31, 2015 and $5,000 as of October 31, 2014. On February 23, 2016, our previous sole director and officer, Mr. Slav Serghei forgave the debt owed to him in the amount of $13,800. There is no longer any outstanding balance due to him as a former officer of the Company.

Other than the transaction described above, there are no material relationships between the Company and its current officers and directors or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationship contemplated in the Share Exchange Agreement.

Security Ownership of Certain Beneficial Owners and

Management of the Company:

Pre-Share Exchange

Prior to the Share Exchange, there were 5,460,000 shares of the Company’s common stock, par value $0.001, issued and outstanding. The following table sets forth certain information known to us with respect to the beneficial ownership of the Company’s common stock as of that date by (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding Stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address	Title of Class	Number of Shares Beneficially Owned (1)	Percentage Ownership of Shares of Common Stock
Owner of more than 5% of Class
Zhixian Jiang (1)	Common Stock	1,750,000	32%

Room 602, Building 17, No. 5 Dong Hai Dong Road, Shi Nan District, Qingdao City, Shandong, China

Zhenqi Zhao (1)	Common Stock	1,750,000	32%

Room 602, Building 17, No. 5 Dong Hai Dong Road, Shi Nan District, Qingdao City, Shandong, China

Directors and Officers

Xie Jing (2)	Common Stock	-	-
Chin Leong Yang (3)	Common Stock	-	-

All Officers and Directors (three persons)		-	-

(1)

In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on the date of this Information Statement, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on the date of this Information Statement (5,460,00), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of the preferred stock and on exercise of the warrants and options, subject to limitations on conversion and exercise. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2)

In connection with the sale of 3,500,000 shares of the Company’s common stock from our previous sole director, President, Treasurer and Secretary, Mr. Slav Sergei to Ms. Zhixian Jiang and Mr. Zhenqi Zhao, Mr. Sergei resigned from all positions he had with the Company and Mr. Jing Xie was appointed sole director, Chief Executive Officer, Chief Financial Officer and Secretary of the Company with effect from March 2, 2016.

(3)	Mr. Chin Leong Yang was appointed and succeeded Mr. Jing Xie as Secretary with effect from June 8, 2016.

Post-Share Exchange

The following table sets forth certain information regarding our common stock beneficially owned on the Closing, for (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

Name and Address	Title of Class	Number of Shares Beneficially Owned (1)	Percentage Ownership of Shares of Common Stock
Owner of more than 5% of Class
Bodang Liu (1)(2)	Common Stock	33,750,000	9.84%

Household 1302, Unit 2, No. 35 Zhangzhou First Road, Shinan District, Qingdao, Shandong, China

Avis Genesis Inc. (1)(2)	Common Stock	168,750,000	49.20%

NovaSage Incorporation (Seychelles) Limited, Second Floor, Capital City, Independence Avenue, Victoria, Mahe, Seychelles

Manor Goldie Inc. (1)(2)	Common Stock	135,000,000	39.36%

NovaSage Incorporation (Seychelles) Limited, Second Floor, Capital City, Independence Avenue, Victoria, Mahe, Seychelles

Directors and Officers

Bodang Liu (3)	Common Stock	33,750,000	9.84%
Chin Leong Yang (4)	Common Stock	-	-
Wei Zheng (5)	Common Stock	-	-

All Officers and Directors (two persons)		33,750,00	9.84%

(1)	In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on the date of this Information Statement, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on the date of this Information Statement (55,460,00), (ii) the total shares of common stock that will be issued on Closing (337,500,000), and (iii) the total number of shares that the beneficial owner may acquire upon conversion of the preferred stock and on exercise of the warrants and options, subject to limitations on conversion and exercise. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2)	On Closing, we would have issued to each of Bodang Liu, Avis Genesis Inc. and Manor Goldie Inc. 33,750,000, 168,750,000 and 135,000,000 restricted shares of our common stock pursuant to the Share Exchange Agreement. Avis Genesis Inc., a Seychelles company had one stockholder, namely Chunhua Li, holding 50,000 shares of Avis Genesis Inc. Accordingly, the sole shareholder of Avis Genesis Inc. has sole investment and voting power over shares owned by Avis Genesis Inc. in the proportion to her respective shareholdings in Avis Genesis Inc. Manor Goldie Inc., a Seychelles company had one stockholder, namely Mengqiu Zhu, each holding 50,000 shares of Manor Goldie Inc. Accordingly, the sole shareholder of Manor Goldie Inc. has sole investment and voting power over shares owned by Manor Goldie Inc. in the proportion to his respective shareholdings in Manor Goldie Inc.

(3)	In connection with the Share Exchange. Mr. Bodang Liu will be appointed our new Chief Executive Officer and sole director on the later of the Closing or ten (10) days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder.

(4)	Mr. Chin Leong Yang was appointed and succeeded Mr. Jing Xie as Secretary with effect from June 8, 2016

(5)	In connection with the Share Exchange. Ms. Wei Zheng will be appointed our new Chief Financial Officer on the later of the Closing or ten (10) days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company’s shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized.

SINO FORTUNE HOLDING CORPORATION

		By:	/s/ Jing Xie
Dated:	September 14, 2016	Name:	Jing Xie
		Title:	Chief Executive Officer, Chief Financial Officer and Sole Director